Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications sent to employees of The Toronto-Dominion Bank on September 13, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank has filed with the SEC a Registration Statement on Form F-4 and a definitive proxy statement/prospectus and each of The Toronto-Dominion Bank and The South Financial Group, Inc. may file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on August 24, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF
THE TORONTO-DOMINION BANK ON SEPTEMBER 13, 2010.
1. Regulators toughen global bank capital rules; The Globe and Mail
Global authorities have settled on powerful new rules for the world’s banks, agreeing to significantly heavier reserves that would impede the impulse to seek profit through excessive risk taking. See full story
2. Toronto will be home to Global Risk Institute The National Post
A move to boost Toronto’s stature as a top international financial centre is set to take a major step forward today with the launch of a new global risk management institute. See full story
3. Scale Counts For Canada’s Banks in U.S. American Banker
Go big or go home — that’s a lesson analysts are taking away from Canadian banks’ mixed showing in the United States last quarter. The bigger the lender has been getting in the U.S., the better it did here. (TD mentioned) See full story
4. Riverside National Bank customers to switch to TD Bank Sept. 25-26 TC Palm (Florida)
The red, white and blue of Riverside National Bankbranches throughout the Treasure Coast will turn green Sept. 24 as signs declaring them TD Bank branches are officially unveiled. (Rebecca Acevedo, CAPA, TD Bank, quoted See full story
5. Carney warns of multiple risks to recovery, says BoC will be cautious on rates The Canadian Press
Bank of Canada governor Mark Carney has signalled he will move cautiously on future interest rate hikes, given the growing and difficult challenges facing the world’s economic system. In a speech full of red flags for the world’s recovery, Carney told international business leaders in Calgary on Friday that the world is in need of major reforms and that adjustments will be wrenching. See full story
6. Banks lowering loan loss provision too aggressively The National Post
Shares of Canadian banks will likely move higher over the next few months as yield-starved investors focus on the prospect of higher dividends prompted by growing certainty around new capital rules, says Murray Leith, vice president and director of research at Odlum Brown Ltd. See full story
7. Canadian Banks Sound. U.S., Not So Much The Street
So where are the world’s safest banks these days? O Canada.According to the World Economic Forum’s annual Global Competitiveness Report, the medal for bank soundness goes to Canada, followed by New Zealand, Australia, Lebanon, and Chile, rounding out the top five countries with the safest banks, cited by the Wall Street Journal. (TD mentioned) See full story
8. La Royale réduit ses prévisions de croissance pour le Canada [The Royal reduced its growth forecast for Canada] Le Devoir
Les économistes de la Banque Royale ont revu à la baisse leurs prévisions et s’attendent désormais à une croissance de 3,3% de l’économie canadienne en 2010, tandis que l’économie québécoise devrait atteindre un taux de croissance de 3% pour la même période, sa plus forte en dix ans. [Royal Bank economists have downgraded their forecasts and now expect growth of 3.3% of the Canadian economy in 2010, while the Quebec economy should achieve a growth rate of 3% for the same period, its biggest in a decade.] See full story
9. Bank apps let users keep tabs on money Courier Post (Cherry Hill, NJ)
In the not-too-distant past, people used their cell phones to call the bank. Thanks to a wealth of downloadable applications, consumers can now check their balances, pay bills, transfer funds and even deposit paper checks via their smart phones. (TD mentioned) See full story
10. Finding Banks That Don’t Charge A.T.M. Fees The New York Times

I’ve written before on Bucks, in “A New Push to Lower A.T.M. Fees,” about a planned Federal Reserve review of the rise in A.T.M. fees that banks impose on customers. In the post, I outlined some methods to save on A.T.M. fees, including looking for banks that don’t charge their own customers for using other banks’ A.T.M.’s. and banks that reimburse the fees the other banks may charge. (TD mentioned) See full story
11. Family Man: My 10-year-old stock mogul; Never too soon to start learning about capital markets The National Post
My 10-year-old son wants to know whether it makes sense for him to be in the dividend reinvestment plan with BCE Inc.By his logic, the company is simply issuing more shares with the DRIP program, which makes his worth less on a per-share basis. (Craig Alexander, Chief Economist, TD, quoted) See full story
12. TD Bank puts a new twist on banker’s hours The Portland Press Herald
It’s only 8 a.m., and Donna Stevens is already on her second visit to TD Bank’s branch at Northgate. After cashing a check at the drive-up window, she decided to walk into the lobby to use the ATM. “The hours are so nice, I can do everything I need to do,” she said. (TD Mentioned) See full story
13. Money to move; Corporate dollars to make Ancient Forest accessible for wheelchairs Prince George Citizen
Work on a new 400-meter wheelchair-accessible boardwalk on the Ancient Forest trail received a $10,000 donation from the local TD Friends of the Environment Foundation chapter. (TD FEF mentioned) See full story
14. ‘Super candidates’ cash in on huge scholarships The Toronto Star
They are known as “super candidates,” high school prodigies who scoop up hundreds of thousands of dollars in university scholarships. Patrick Quinton-Brown, who is starting his first year at the University of Toronto next week, won over $190,000 worth of scholarships. Joshua Liu, a second-year medical student at U of T, was offered over $200,000 in scholarships when he graduated high school. (TD mentioned) See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. Regulators toughen global bank capital rules;
The Globe and Mail
09/13/2010
KEVIN CARMICHAEL
Global authorities have settled on powerful new rules for the world’s banks, agreeing to significantly heavier reserves that would impede the impulse to seek profit through excessive risk taking.
Senior regulators from 27 countries agreed on Sunday at a meeting in Basel, Switzerland, that lenders should be forced to retain common equity equal to at least 4.5 per cent of their assets, compared with the current standard of 2 per cent.
On top of that, the governing body of the Basel Committee on Banking Supervision said banks should be directed to add an additional 2.5 per cent buffer so that core reserves, which back everyday lending, aren’t reduced during an expected economic or financial shock.
The Basel Committee’s agreement on capital is the most significant yet in the international effort to overhaul regulations that not only failed to restrict banks from risky behaviour, but also failed to contain the damage when those institutions pushed too far.
By holding bigger reserves of assets that can be easily sold, central bankers and financial supervisors hope to limit risk taking by forcing lenders to devote more of their profits to stockpiling reserves.
The demand for larger buffers also could bolster confidence in the financial system by easing worries that banks could fail, and reduce the likelihood of future government bailouts.
“The agreements reached today are a fundamental strengthening of global capital standards,” European Central Bank president Jean-Claude Trichet, who chairs the Basel Committee’s oversight body, said in a statement.
“Their contribution to long-term financial stability and growth will be substantial.”
Mr. Trichet’s group, which includes Federal Reserve chairman Ben Bernanke and Bank of Canada Governor Mark Carney, was under pressure to come up with proposals for a broad overhaul of international financial regulation in time for the next meeting of Group of 20 leaders in November.
Making the deadline was an achievement in itself. The Basel Committee’s previous guidelines, known as Basel II, were completed in 2004 after five years of negotiations. Work on the so-called Basel III agreement that will be presented at the Nov. 11-12 summit in Seoul only began in earnest last year.
Bankers fought higher capital standards, arguing that policy makers risked choking the recovery by forcing financial institutions to save money that they could otherwise lend.
The Basel Committee countered with a study in August that said the benefits of a sounder financial system would outweigh any impediment to lending.
Douglas Elliot, a fellow at the Washington-based Brookings Institution and a former investment banker, sided with the regulators, estimating that the higher capital standards being contemplated by the Basel Committee would add only about 0.2 percentage points to the cost of a loan in the United States.
Nevertheless, the banker’s argument about the economic impact of new regulations got the authorities’ attention. Financial institutions won’t face higher capital standards until Jan. 1, 2013, a delay that seems “kind of long” and is probably “where some of the political compromises are coming in,” said Eric Helleiner, the Waterloo, Ont.-based Centre for International Governance and Innovation’s chair in political economy, who has written several articles about Basel III.
Nor will banks face the full force of the new requirements immediately. The common equity standard will rise to 4.5 per cent in 2015. The additional 2.5 per cent buffer for economic shocks will be phased in between 2016 and 2019. A proposal that would tie the amount of lending banks can do to their assets would come into force in 2018, provided it passes further review.
Canada ‘s banks will benefit from the extended timeline, said Peter Routledge, head of financial services research at National Bank Financial Inc.
While Canada ‘s big lenders are in better shape than many international peers, they still will have build up common equity and other forms of “pure” capital because regulators intend to severely restrict what can be counted for core reserves, a list that currently includes assets such as pension surpluses and deferred taxes.

But unlike lenders such as Deutsche Bank AG, which is working on raising $10-billion (U.S.) in part to meet new capital standards, Canada ‘s banks likely will be able to easily meet the standards by setting aside earnings over the next couple of years. In fact, with the regulatory environment clear, Mr. Routledge said he expects Canadian lenders to boost dividends, make acquisitions, or both in the months ahead.
Nancy Hughes Anthony, head of the Canadian Bankers’ Association, reserved judgment, saying there remain “important component parts” that are still unknown.
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2. Toronto will be home to Global Risk Institute
The National Post
09/13/2010
JOHN GREENWOOD
A move to boost Toronto’s stature as a top international financial centre is set to take a major step forward today with the launch of a new global risk management institute.
Jim Flaherty , the federal Minister of Finance, Dwight Duncan, his Ontario counterpart, and David Miller, the Mayor of Toronto, will make the announcement at a press conference in Toronto.
Sources said the federal and provincial government have pledged support of $10-million over 10 years, or $1-million a year. A diverse group of major banks and insurance companies is said to be kicking in a further $5-million for the first year.
The so-called Global Risk Institute is part of a broad plan conceived in the wake of the financial crisis to capitalize on the fact that Canadian banks emerged from the turmoil mostly unscathed because players didn’t get involved in the kind of risky credit investments that sank so many of their peers on Wall Street and in Europe.
According to the latest Global Financial Centres index, Toronto ranks third in North America after New York and Chicago, and 12th in the world.
Proponents say raising the city’s profile would result is huge benefits not just in jobs for Torontonians but also in terms of additional strength for the Canadian economy.
On the private sector side, the main backer is the Toronto Financial Services Alliance, whose membership includes the major banks and insurance companies as well as law firms and consulting companies.
It is understood that the institute will function, at least initially, as a virtual university without its own campus but co-operating with existing universities and business schools to generate research that can be broadly applied in the financial sector.
In that sense, the focus will not be on classes a nd formal instruction but rather on producing studies that will help generate discussion.
In the coming weeks proponents hope to name a chief executive and a permanent head office for the institute.
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3. Scale Counts For Canada’s Banks in U.S.
American Banker
09/13/2010
MATTHEW MONKS
Go big or go home — that’s a lesson analysts are taking away from Canadian banks’ mixed showing in the United States last quarter.
The bigger the lender has been getting in the U.S., the better it did here.
Toronto-Dominion Bank - the Canadian bank that is biggest in the U.S. — had its best quarter ever here. Its Portland, Maine, subsidiary, TD Bank, benefited from recent deals from Florida to New Jersey.
Bank of Montreal, Canada’s No. 2 stateside player by assets, said a revenue-boosting deal for a failed bank helped offset commercial-loan losses at its Chicago subsidiary, Harris NA.
Royal Bank of Canada’s Raleigh division, RBC Bank, meanwhile, reported another money-losing quarter as its parent continues retooling the U.S. business by looking to shed assets. It has been losing money on bad commercial loans in the Southeast.
Brad Smith, a managing director and the head of research at Stone-cap Securities Inc. in Toronto, said Toronto-Dominion‘s numbers indicate that its peers may have to be willing to invest a lot if they want to thrive in the notoriously tough U.S. banking market. Whether they will must be determined, he and other market watchers said. RBC Bank is in restructuring mode. Harris has said it will not do any deals unless they add to the bottom line immediately, limiting its options for the near future.
“Canadian banks that really want to play in the U.S. and be meaningful have to do what TD did,” Smith said.
What Toronto-Dominion has done is buy a lot of small and midsize banks in a short period. It has invested about $20 billion in the U.S. in about five years. In May, it agreed to buy South Financial Group Inc. in Greenville, S.C., just weeks after buying three failed banks in Florida. In 2008, it bought Cherry Hill, N.J.-based Commerce Bancorp; it had first entered the U.S. in 2005, buying half of Banknorth in Portland, Maine. It will have 1,300 branches from Maine to Florida once the South Financial deal closes this year.
The dealmaking has paid off in higher loan volumes, deposits and fees: Toronto-Dominion’s U.S. personal and commercial bank earnings of $276 million in its fiscal third quarter, ended July 31, were the “highest level since we entered the United States,” W. Edmund Clark, the company’s president and chief executive, told analysts last week.
Harris Bank reaped rewards from buying and building, too.
Bank of Montreal’s purchase in April of the failed Amcore Bank in Rockford, Ill., helped boost revenue and net interest margin of its U.S. personal and commercial bank, the reporting segment that includes Harris and some other U.S. assets.
This offset bigger commercial real estate losses across its Midwestern footprint; Harris said it has 331 branches in its primary markets in Illinois, Indiana and Wisconsin. Bank of Montreal’s U.S division’s profits fell 15% from the prior quarter, to about $38 million.
Smith said it is unclear whether Bank of Montreal is willing to make a substantial investment to get bigger in the States with serious acquisition. The Amcore deal — which included 58 branches and $3.4 billion in deposits — was relatively small, and conservative for a company that is profitable and has nearly $400 billion in assets, he said.
William Downe, Bank of Montreal’s CEO, said last month that it has feelers out for a U.S. acquisition in personal and commercial banking, or wealth management. But nothing may happen for a “long period” because “it has to be accretive immediately.”
Royal Bank of Canada’s international division — which includes RBC Bank and other assets — reported a net loss of $74 million, up from a $26 million loss in the previous quarter.
“Our sense is that RBC has not given up on its U.S. ambitions,” analysts at CreditSights Inc. wrote in a recent report, adding that the company may try to “grow its way out of its problems” through more acquisitions eventually. It also may be trying to “nurse” its U.S. commercial bank through the downturn in order to sell it at a “more favorable time,” they wrote.
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4. Riverside National Bank customers to switch to TD Bank Sept. 25-26
TC Palm (Florida)
09/13/2010
TYLER TREADWAY
The red, white and blue of Riverside National Bankbranches throughout the Treasure Coast will turn green Sept. 24 as signs declaring them TD Bank branches are officially unveiled.
Rebecca Acevedo, spokeswoman for TD Bank, said the unveiling will start a series of changes Riverside customers will see, beginning with their accounts automatically switching over the weekend of Sept. 25-26 from Riverside to TD Bank.
“We’re trying to make the switch as seamless as possible,” said Brian Ziemba, president of TD Bank’s Central Florida operations.
TD took over the 55 branches of Fort Pierce-based Riverside after it was seized April 16 by the federal Office of the Comptroller of the Currency and taken over by the Federal Deposit Insurance Corp.
Acevedo said TD Bank has begun mailing packets explaining the switch, as well as new TD debit and credit cards to replace Riverside cards.
“But customers can’t use their TD Bank cards until the switch is made,” she added.
Most Riverside checking account customers will receive a free packet of TD Bank checks to use once the switch is made, Acevedo said.
“There’s a small number of customers whose account numbers won’t change and can continue using their Riverside checks until they run out,” Acevedo said. “They’ll know who they are by reading the information packets we’ve mailed out.”
On Oct. 3, TD branches on the Treasure Coast will adopt the expanded hours the bank touts in its claim to be “America’s most convenient bank.”

Acevedo said hours will vary from branch to branch depending on “the needs of the community.”
“The majority of our stores are open seven days a week,” she said, “and I expect that many here on the Treasure Coast will be.”
The bank’s only holidays are Christmas, Thanksgiving, New Year’s Day and Easter.
“We were open on Labor Day, for example,” Ziemba said, “and we’ll be open on Columbus Day, a traditional banking holiday. And on Black Friday, the day after Thanksgiving when everybody starts their Christmas shopping, we’ll have branches open at 6 a.m.”
Ziemba said the bank plans to “build out” some existing branches in Fort Pierce and Port St. Lucie and add five to 10 branches along the Treasure Coast.
“We’re looking at a couple more stores in St. Lucie County and maybe one or two more in Martin and Indian River counties,” he said. “Brevard is also a strong county for us now.”
With the expanded hours and extra branches, Ziemba said the bank is trying to fill 40 open full- and part-time positions on the Treasure Coast.
But in July, TD Bank cut 200 positions held by former Riverside employees because of “overlap in functions,” mostly at the Riverside operations center in Fort Pierce, Acevedo said, adding the bank plans to close the center.
Many of the employees in the cut positions were placed in other jobs both locally and at TD Banks sites from Maine to Florida, Acevedo said, “and we also partnered with other companies to find them jobs.”
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5. Carney warns of multiple risks to recovery, says BoC will be cautious on rates
The Canadian Press
09/13/2010
BILL GRAVELAND
Bank of Canada governor Mark Carney has signalled he will move cautiously on future interest rate hikes, given the growing and difficult challenges facing the world’s economic system.
In a speech full of red flags for the world’s recovery, Carney told international business leaders in Calgary on Friday that the world is in need of major reforms and that adjustments will be wrenching.
“The fact is we’re three years in to the global financial crisis and its dynamics still dominate the economic outlook,” Carney told the forum.
“In particular, broad forces of bank, household and sovereignty leveraging can be expected to add to the variability and temper the pace of global economic growth in the years ahead,” he said.
In addition, he made it clear that he was concerned about the weak U.S. economy, noting it could have “important implications” for Canada’s future growth.
“In this environment, the bank will have to chart a careful course for Canadian monetary policy,” he said.

“Any further reduction in monetary policy stimulus would need to be carefully considered in light of the unusual uncertainty surrounding the outlook,” he added, repeating the same language he used Tuesday when he hiked the bank’s overnight rate a further quarter point to one per cent.
It was the third successive rate hike since June and put the Canadian central bank alone among the Group of Seven economies on a path of withdrawing monetary stimulus.
The address, part of a panel discussion focusing on the upcoming G20 summit in South Korea, was as gloomy as Carney has been in some time about the difficulties facing the global economic and financial systems and efforts to address them.
“The question is whether to change the system or to change policies to be consistent with the current system. There’s no miracle cure,“said Carney.
“Faith is required but not in some barbarous relic like gold or utopian global central bank. Rather countries must restore their faith in the adjustment process under the current international monetary system.”
Carney said both the International Monetary Fund and G7 institutions have proven wanting and the jury is still out on the new, bigger G20 process.
He was especially critical of emerging economies such as China, which have yet to make adjustments to exchange rates needed to address global imbalances. Most of the adjustments made so far, he said, have come from advanced economies in efforts to rein in spending.
“Measures that have actually been implemented have been consistent with the deflation path. While the ... right promises have been made, conviction is required,” he said.
“Without the successful completion of the G20 reforms, the current recovery is at risk.”
Adjusting the current forces at work in the global economy requires completing global bank reforms, making progress in getting China and other emerging economies to move to more flexible exchange rates, addressing global imbalances and other structural changes to global systems.
He noted that the Bank of Canada pegged the potential difference between the co-operative path among the G20 countries and not working together at $7 trillion by 2015.
Even so, he said making the right adjustments won’t be easy or painless, nor is assured that the G20 is up to the task.
“Time will tell whether the G20 nations can better the underwhelming track record of the G7 in co-ordinating policies,” he said.
Paul Volcker, former chairman of the U.S. Federal Reserve and current chairman of President Barack Obama’s Economic Recovery Advisory Board, was equally gloomy.
“I think it is fair to say that we will not reach, in the United States, peak levels of production for several years even on a reasonably optimistic trajectory,” Volcker said.
“We have a financial situation in the United States that’s still operating on maybe two cylinders, but it’s not operating on six cylinders,” he said.
Volcker was also concerned about the strength of emerging economies such as China, India and a number of Latin American countries. Such countries are exhibiting a “remarkable rate of recovery,” becoming investors in and lending money to the traditionally wealthier states, he said.
“Not only are they expanding very fast but we have a phenomena that is not seen or written about in economic textbooks,” he said.
“That tells you there is something really rather seriously wrong and imbalanced in the world economy. We have been for some time in an unsustainable economic pattern.”
Volcker said Europe is suffering from many of the same problems as the United States and will need “years and not months” to recover.
“They are showing the same symptoms that we have had in the United States with the risk that puts the stability of the euro itself in some jeopardy.”
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6. Banks lowering loan loss provision too aggressively
The National Post
09/13/2010
JOHN GREENWOOD
Shares of Canadian banks will likely move higher over the next few months as yield-starved investors focus on the prospect of higher dividends prompted by growing certainty around new capital rules, says Murray Leith, vice president and director of research at Odlum Brown Ltd.
But investors need to be wary of banks’ growing reliance on lower provisions for bad loans as a way to boost their bottom line results.
Most of the Big Six posted higher third quarter earnings than last year but without the benefit of reduced loan loss provisions, aggregate results would have been down about 20%, Mr. Leith said in a note to clients.
“[W]e believe the Canadian banks are being a little aggressive with the rate at which they are lowering loan loss provisions,” he said. ” Although credit conditions have clearly improved, the banks are lowering loan loss provisions as if we have gone through a full credit cleansing cycle. Given the high and rising level of consumer leverage in the country, we don’t believe such is the case.”
The biggest single asset class held by the banks is residential mortgages and if a problem develops, this is likely where it will start.
Because of recent concerns about the housing market and the possibility of a decline in prices, some observers speculate that the business could take a hit.
The good news is that the banks’ exposure to potential rising defaults is greatly limited due to the fact that the riskiest mortgages are insured by the Canada Mortgage and Housing Corp.
Still, a softer real estate market would likely translate into slower loan growth overall and narrower net interest margins due to higher competition, Mr. Leith notes.
That’s not particularly worrying in itself but investors need to be aware of the increasingly cloudy economic outlook and rising consumer debt levels.

Indeed, evidence suggests that household debt levels in this country are close to where they were in the United States shortly before the mortgage market collapsed.
Mr. Leith’s bottom line: “Don’t overweight the Canadian banks.”
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7. Canadian Banks Sound. U.S., Not So Much
The Street
09/13/2010
LAURIE KULIKOWSKI
So where are the world’s safest banks these days? O Canada.
According to the World Economic Forum’s annual Global Competitiveness Report, the medal for bank soundness goes to Canada, followed by New Zealand, Australia, Lebanon, and Chile, rounding out the top five countries with the safest banks, cited by the Wall Street Journal.
The U.S. was among countries with the least safe banks, considering it experienced the worst financial crisis since the Great Depression. The U.S. ranked 111th in bank soundness — just above Germany and Iran, respectively, the Journal said.
In terms of global competitiveness, the U.S. fared much better, despite falling two spots, to rank fourth behind Switzerland, Sweden and Singapore, respectively, the report said. Canadian banks, which include Toronto Dominion (TD), Royal Bank of Canada (RY) and Bank of Montreal (BMO), were No. 10 on the list for global competitiveness, according to the report, which was released Thursday.
Canada’s Finance Minister Jim Flaherty said in a statement that “effective supervision” not just regulation is the key to bank soundness. “Regulation alone is not necessarily the answer to the problem,” Flaherty said in a statement, according to the Journal. “Many of the institutions that failed around the world were regulated. The key is effective supervision.”
Canadian banks have been eyeing more targets south of the border. Toronto Dominion, the parent of U.S.-based retail banking arm, TD Bank, has made no secret of its initiative to expand its franchise from “Maine to Florida.” TD Bank, the combination of the old Commerce Bancorp and Banknorth, in May announced plans to acquire the South Financial Group (TSFG) and tow other small Florida banks.
Next week marks the two-year anniversary of a pivotal point in the crisis of the past three years and U.S. bank history in which Lehman Brothers filed for bankruptcy. Most of its businesses were eventually taken over by Barclays’ (BCS) investment banking arm, Barclays Capital.
In the same week, Merrill Lynch was sold to Bank of America (BAC). Less than two weeks later, JPMorgan Chase (JPM) took over Washington Mutual, through an FDIC-assisted transaction. It was the largest commercial bank failure in U.S. history.
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8. La Royale réduit ses prévisions de croissance pour le Canada [The Royal reduced its growth forecast for Canada]

Le Devoir
09/13/2010
Les économistes de la Banque Royale ont revu à la baisse leurs prévisions et s’attendent désormais à une croissance de 3,3% de l’économie canadienne en 2010, tandis que l’économie québécoise devrait atteindre un taux de croissance de 3% pour la même période, sa plus forte en dix ans.
Ils prévoyaient auparavant une hausse de 3,6% de l’économie canadienne.
La banque rappelle qu’après des gains rapides au début de l’année, l’économie du pays a ralenti au deuxième trimestre. On ne s’attend qu’à un rebond modeste au cours des prochains mois. «Bien que la croissance observée au deuxième trimestre ait permis de restaurer le produit intérieur brut réel à un niveau près de son sommet atteint avant la récession, les préoccupations suscitées par les États-Unis et la nervosité des investisseurs par rapport à la santé de l’économie mondiale sont de mauvais augure pour les perspectives de croissance au cours de la deuxième moitié de l’année», soutient l’économiste en chef de la Royale, Craig Wright.
L’institution souligne toutefois que le marché du travail a déjà récupéré 94% des emplois perdus pendant la récession, et estime que le taux de chômage pourrait chuter à environ 7,3% d’ici la fin de 2011. Il était de 8,1% en août, selon Statistique Canada.
La Banque Royale prédit en outre une croissance du PIB dans toutes les provinces pour 2010. La Saskatchewan devrait mener le bal à ce chapitre, avec une progression de 6,3% .
Par ailleurs, le taux de croissance de l’économie québécoise devrait attendre des sommets inégalés dans les 10 dernières années, avec une augmentation de 3% en 2010 et de 3,1% en 2011, toujours selon la Banque Royale. Dans un communiqué, l’institution affirme que «le Québec a évité le pire de la récession» et que son économie a profité de «politiques monétaires et budgétaires très stimulantes».
«L’économie de la province devrait continuer de résister dans les prochains mois grâce à la vigueur de la construction non résidentielle et du secteur minier. Même si certains sous-secteurs connaissent encore des difficultés, globalement, le secteur de la fabrication pourrait contribuer à la croissance pour la première fois depuis 2005», indique M. Wright.
La banque note toutefois que l’économie de la province a ralenti dans les derniers mois, dans plusieurs secteurs, comme ceux du marché résidentiel et de la vente au détail d’automobiles.
L’institution qualifie le taux de croissance de 3% attendu en 2010 de «très respectable».
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9. Bank apps let users keep tabs on money
Courier Post
09/13/2010
EILEEN SMITH
In the not-too-distant past, people used their cell phones to call the bank.
Thanks to a wealth of downloadable applications, consumers can now check their balances, pay bills, transfer funds and even deposit paper checks via their smart phones.

“Our customers tell us what they want and we give it to them,” says Suzanne Poole, executive vice president of retail strategies at Cherry Hill-based TD Bank. “Mobile banking gives people the freedom to access their accounts when they are on the go.”
Each week, about 5,000 TD customers sign up for mobile banking at branches from Maine to Florida, downloading apps on their iPhones and Androids. TD plans to expand the program to BlackBerry users soon.
More than 15 million Americans a month use a mobile banking app each month, according to comScore, a firm that measures digital audiences.
Consumers appreciate such options as texting questions to the customer service center because it is convenient. Banks like it, as well, because texting significantly reduces labor expenses.
In fact, every query handled by text saves the bank an average of $14, according to the Aite Group, a financial services researcher.
On a recent afternoon, Kristen Quattro checked her e-mail on her iPhone in the food court at Cherry Hill Mall.
She wishes she could have checked her bank balance while she was at it but the small bank near her home in suburban Philadelphia does not yet offer the service.
“It would be a lot more convenient for me to just do it on my phone,” she says. “The way it is now, I have to keep going to an ATM to check my balance.”
In addition to TD, apps from PNC, Wells Fargo, Bank of America and a number of other banks allow customers to check their bank account balances, make payments, check recent transactions, transfer funds between accounts and locate the nearest branch or ATM.
USAA, a private bank and insurance company that serves military personnel, rolled out an app in August that enables customers to scan paper checks on the screens of their smart phones, eliminating a trip to an ATM machine. Customers use their phones to snap images of both sides of the check.
Both TD and Bank of America plan to offer check scanning services in the future.
But don’t expect bank branches to evaporate into cyberspace. Poole says consumers who use mobile apps tend to bank across channels, accessing their bank via the Web, phone and face-to-face transactions with a flesh-and-blood teller.
“Mobile customers don’t stop using those other methods,” she says. “But they tend to touch their accounts more through their phones.”
Currently, 17 percent of Bank of America’s online banking customers also bank via their smart devices. Of those, 43 percent own an iPhone or iPod touch.
Consumers who maintain a close watch over their accounts via smart phones are much less likely to overdraw their accounts, says Tara Burke, Bank of America spokeswoman.
“Phones allow people to manage their finances better,” she says. “We see a lot of transfers between family members. And if you’re on vacation and forgot to pay a bill, there’s no problem.”
Next week, Bank of America will partner with Wells Fargo in a pilot program in New York City that will enable consumers to pay for purchases with their smart phones at contactless payment terminals, in association with Visa credit cards.
The banks expect to roll out the program in 2011.
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10. Finding Banks That Don’t Charge A.T.M. Fees
The New York Times
09/13/2010
JENNIFER SARANOW SHULTZ
I
’ve written before on Bucks, in “A New Push to Lower A.T.M. Fees,” about a planned Federal Reserve review of the rise in A.T.M. fees that banks impose on customers. In the post, I outlined some methods to save on A.T.M. fees, including looking for banks that don’t charge their own customers for using other banks’ A.T.M.’s. and banks that reimburse the fees the other banks may charge.
I neglected, however, to provide tips for finding such banks. To make up for that, here are a few banks with more generous A.T.M. policies as well as resources for finding more banks.
Often, it’s the banks that don’t have their own A.T.M.’s that offer the best fee deals. But banks with their own A.T.M.’s are offering deals, too. “When the reimbursement policies first started, they were the whole mark of online banks,” said Greg McBride, a senior analyst at Bankrate.com. “But now we’ve seen them spread to other types of institutions, including brick and mortar banks” as they try to compete with the big banks and their increasingly larger A.T.M. networks. Consumers should also read the fine print of the reimbursement policies because there are often transaction limits or balance requirements for getting the fees back, Mr. McBride said.
Banks: USAA, which only has a few of its own A.T.M.’s, does not charge its customers a fee for the first 10 A.T.M. withdrawals, and refunds up to $15 in other banks’ A.T.M. usage fees, each month. While many of USAA’s products are reserved for families with military connections, its checking accounts, savings accounts, C.D.’s and credit card products are not.
As described in this recent Bucks post, customers who have Fifth Third Bank’s Gold Checking Account Package, which costs $15 a month, get a host of discounts, including no charge from Fifth Third for using other banks’ A.T.M.’s in the United States. Fifth Third will also give account holders automatic rebates of any fees charged by the other bank (for up to 10 A.T.M. transactions a month).
New customers who open Bank of the West’s new Choice ATM Checking product will be able to withdraw cash from any financial institution’s A.T.M. free for one year. For those customers, the bank will also waive its standard fee for using another bank’s A.T.M. and refund the surcharges assessed by other financial institutions. The account is available in Arizona, California, Colorado, Minnesota, Nevada, New Mexico, Oklahoma and Oregon.
Charles Schwab Bank, meanwhile, will pay back A.T.M. fees for High Yield Investor Checking account customers, and TD Bank does not charge customers when they use another bank’s A.T.M. In addition, TD Bank reimburses the A.T.M. fees other banks charge as long as a TD Bank customer maintains a $2,500 minimum daily balance in a checking account there.
Other Resources: While this list of “49 Banks That Refund All A.T.M. Fees” may be old, it’s pretty comprehensive and helpful. The comments to the original FatWallet.com post also offer some additional banks to check out. Others have also compiled similar information, like the bank product comparison site BankFox.
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11. Family Man: My 10-year-old stock mogul; Never too soon to start learning about capital markets
The National Post
09/13/2010
GARRY MARR
My 10-year-old son wants to know whether it makes sense for him to be in the dividend reinvestment plan with BCE Inc.
By his logic, the company is simply issuing more shares with the DRIP program, which makes his worth less on a per-share basis.
Why is a boy his age even considering the ramifications of a DRIP, let alone invested in the stock market?
I can thank my grandfather for that. Every new great-grandchild in my family got the gift of shares in “the Bell” to start off life.
I think my son got something even more valuable than the stock — an introduction to the capital markets.
Canada is still fighting a battle over basic numeracy skills among children, which are just as important as literacy skills. But a rudimentary understanding of the capital markets should be on the agenda too.
Not everyone is going to buy their children stock, but perhaps parents could get their kids involved in investing by discussing their registered education savings plan holdings. It’s natural that when you have a stake in something your interest goes up.
You can imagine the delight a child takes in owning stock and getting to vote — something they can’t normally do — on an issue as important as who should be on the board of directors of BCE.
That type of empowerment goes a long way to educating children.
Ted Rechtshaffen, a certified financial planner and chief executive of TriDelta Financial, who likes DRIPs for people who don’t need the cash flow, had his first discount brokerage account when he was 14.
“I like the idea of kids owning stock. How [else] are you going to teach kids about the stock market?” he asks. Like anything, the best way to learn something is to try it. “You find out how much it’s worth and go. Not every kid will start asking questions, but some will,” he says.
His own account when he was a teenager led him to do his own trading and, of course, pay attention to capital markets.
“It’s a bit of chicken-and-egg thing. Did it pique my interest? I had the interest and that’s why I had the account.”
Craig Alexander , chief economist with TD Bank Financial Group, recently made a 14-page submission to a federal government task force on financial literacy. He thinks there should be financial literacy units in grades 8 and 11, and part of the course should be about capital markets.
“I do financial planning and wealth management seminars from coast to coast and an awful lot of Canadians don’t understand what a mutual fund is,” Mr. Alexander says. “The hope is that when people go into a financial institution to purchase an asset there is an opportunity there for the person on the other side of the counter to educate them on what it is they are purchasing.”
There are clearly are few lessons to be learned. A 2008 study by the Strategic Council asked investors whether they thought their investment was insured against loss — not theft, loss. The study found 68% of respondents with a high school education or less thought up to 75% or more of their mutual fund holdings were insured. Even half of those with post-graduate degrees thought their money was three-quarters insured.
The correct answer is none of your money is insured. Nine percent of high school grads got that, and only 18% of university grads knew their mutual funds were not insured. So much for a university education.
“There is just a lack of understanding of financial assets,” says Mr. Alexander, who admits he was shocked by some of the results.
As for my son, I’ll let him find out first-hand. When it comes to his DRIP, he’s going to have to see for himself whether BCE does a better job with his reinvested money than he could himself. That’s what the stock market is all about.
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12. TD Bank puts a new twist on banker’s hours
The Portland Press Herald
09/13/2010
TUX TURKEL
It’s only 8 a.m., and Donna Stevens is already on her second visit to TD Bank’s branch at Northgate. After cashing a check at the drive-up window, she decided to walk into the lobby to use the ATM.
“The hours are so nice, I can do everything I need to do,” she said.
Futurists, and some wishful bankers, figured everyone would be banking online in a cashless society in the early 21st century. That’s not happening. This branch, which pioneered Sunday openings years ago, now unlocks the door from 7:30 a.m. to 8 p.m. on some weekdays. It serves as a prototype for TD Bank’s decision this month to extend hours in 25 locations across southern Maine and stay open seven days a week at 14 of them.
The lowest-cost banking customers are those who use services online, or through ATMs and debit cards. But while remote banking is growing, it turns out that many customers want it both ways — high tech and high touch. The same people who pay bills on the Internet also want to sit down with a live person to discuss a mortgage or open a certificate of deposit, bankers say.
At the same time, overworked small business owners are having trouble getting to the bank during business hours. In other states, they’ve helped make Sundays a busier banking day than Tuesdays, surveys show. The term “banker’s hours” has little meaning in 2010.
“We view our business as a retail business, and we have to behave like one,” said Larry Wold, TD Bank’s president in Maine. “The expectation is, we’re available when people’s schedules demand.”
TD Bank is among Maine’s largest financial institutions, so its latest marketing venture has competing banks and credit unions watching closely. It’s too soon to say whether Sunday banking will catch on in Maine, although some top bankers say they’re skeptical.

Either way, TD Bank‘s move helps show just how competitive retail banking has become, at a time when interest rates are so low that banks can’t beat each other up over who has the best CD or savings account.
“It’s virtually impossible to differentiate yourself on price,” Wold said. “The only sustainable way to differentiate is with service and convenience.”
TD Bank and its predecessors — Banknorth and Peoples Heritage Bank — were early adopters of Saturday banking and opening branches in supermarkets. These trends were accelerated in 2008, when TD Bank bought New Jersey-based Commerce Bank, which had a reputation in the industry for innovative customer service, including Sunday hours.
One popular Commerce Bank feature is now available at TD Bank branches: Penny Arcade, a free, coin-counting machine that operates like a child-friendly video game and offers free prizes. The bank hopes to win new customers when they cash in their receipts at the teller line, according to Gerard Cassidy, managing director of bank equity research at RBC Capital Markets in Portland. Cassidy said he witnessed the appeal of the machine recently at a Commerce Bank branch in New York.
“The Penny Arcade had a longer line than the teller line,” he said.
Extended hours and customer amenities make a bank more expensive to staff and operate, Cassidy noted. To make it worthwhile, banks need to offset those costs with growth in deposits, new accounts or other revenue, such as fees.
“Other banks in Maine will assess the success of this program,” he said. “If customers signal that they want it, or if banks are losing customers, they’ll do it.”
Some bank executives say they don’t see a great demand now for Sunday banking in Maine. They’ve even heard a few negative comments, they say, from customers who object to Sunday banking for religious reasons.
“We don’t expect a lot of people to be looking for that service,” said Yellow Breen, a senior vice president at Bangor Savings Bank.
At the same time, Breen said he appreciates the pressure banks are under to stand out in a super-competitive market, and expanded access and service are logical ways to respond.
“Banking is a service business and your best customers are those looking for a true relationship,” he said.
Credit unions are especially tuned in to the desires of their members, but John Murphy, president of the Maine Credit Union League, said he’s not hearing a strong call for Sunday hours.
Roughly 75 percent of credit union transactions take place remotely now, through ATMs, debit cards, online or 24-hour call centers, he said. But that hasn’t stopped the state’s credit unions from forming a shared network of 129 locations, with Saturday access and expanded hours that members can visit for the personal touch.
“Convenience is the name of the game in financial services today,” Murphy said.
“It’s every way you can respond to meeting the time needs of members.”
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13. Money to move; Corporate dollars to make Ancient Forest accessible for wheelchairs

Prince George Citizen
09/13/2010
Work on a new 400-meter wheelchair-accessible boardwalk on the Ancient Forest trail received a $10,000 donation from the local TD Friends of the EnvironmentFoundation chapter.
The money was presented to the Caledonia Ramblers on Saturday.
“The boardwalk will allow visitors with various ability levels a safe, accessible and environmentally conscious means of enjoying this popular forest trail,” said Ramblers member Nowell Senior. “The majority of labour will be done by local volunteers, and TD FEF ‘s support will go a long way in helping cover the cost of construction materials not already donated to the project.”
Located 110 km east of Prince George on Highway 16, the trail is located in one of the few remaining stands of oldgrowth cedar forest — many of the trees are over 1,000 years old — within the Upper Fraser River and the Robson corridor areas of B.C.’s inland temperate rainforest.
Since opening in 2006, the trail has welcomed more than 21,000 visitors.
“We believe that improving access to the trail supports our objective of fostering environmental stewardship, which in turn will help ensure these areas stay protected for future generations,” said Darrell Randahl, chapter co-ordinator and financial advisor at the local TDCanadaTrust branch. “We’re honoured to support the efforts of the Caledonia Ramblers Club to ensure safe, environmentally-responsible access to those who may not have had the chance to experience the wonder of our local Ancient Forest previously.”
The community response to the universal boardwalk at the Ancient Forest has been enthusiastic with support from the B.C. Paraplegic Association, AiMHi-Prince George Association for Community Living and Prince George Brain Injured Group, the Canadian Mental Health Association, as well as support from the Ministry of Environment Stewardship, and the School of Environmental Planning at the University of Northern British Columbia.
In addition to TD FEF ‘s support, funding has also been provided by the Student Planner Association at UNBC, Prince George Community Foundation, and Integris Credit Union. The construction has been further buoyed by a significant lumber donation from McBride Community Forest Corporation, and with individual donations made by visitors to the Ancient Forest trail.
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14. ‘Super candidates’ cash in on huge scholarships
The Toronto Star
09/13/2010
JASMEET SIDHU
They are known as “super candidates,” high school prodigies who scoop up hundreds of thousands of dollars in university scholarships. Patrick Quinton-Brown, who is starting his first year at the University of Toronto next week, won over $190,000 worth of scholarships. Joshua Liu, a second-year medical student at U of T, was offered over $200,000 in scholarships when he graduated high school.
And it’s not just about marks. These are 18-year-olds who have founded charities, started up businesses, undergone research expeditions in the arctic, spearheaded community programs, and volunteered in Thailand, Brazil or other exotic countries.

With these mind-blowing amounts handed out to a small group of elite students each application season, does a bright student who is active in their student council and volunteers at a local church even have a shot?
Competition for the big scholarship money in Canada is so fierce among some university-bound high school students that many are strategizing as early as Grade 9 in a bid to cash in by Grade 12.
“The bar is set extremely high, and it continues to be higher every year,” says Aly Kassim-Lakha, a Grade 12 student at Upper Canada College in Toronto, who is already prepping his applications for many of these full-funding scholarships this fall, which can range anywhere from $20,000 to $75,000 from both universities and private foundations.
“Every year it seems if you look at (past winners’) profiles, they tend to be doing more and more, whether it’s starting their own organization, or raising huge sums of money for charity,” says Kassim-Lakha, whose own impressive resume includes helping to create a biodegradable anti-malarial mosquito net.
So is it about the charity, or is it about getting that lucrative scholarship? Or is it both, and is that necessarily a bad thing?
“I would say in the last five years . . . people are starting to alter their behaviour. You get ambitious Grade 10 students thinking, ‘What do I have to do to get the scholarship? I have to start a charity,’ ” explains Jane Thompson, executive director of the TD Canada Trust scholarship program, which offers several $70,000 scholarships to graduating high school students for community leadership.
“But my experience has been that the people who win these scholarships, they are doing the work they do because they couldn’t possibly do anything else. I think if the only thing that was driving them was the idea of a university scholarship, it’s a really hard way.”
For Quinton-Brown, who was featured in the Star as one of the top students with a 99 per cent average, a free ride through university was not his intention for starting Whitby’s first film festival, and founding Operation Humanity, a web-based network of school social justice groups.
“A lot of these interests that I was in, I was already involved in before I was even looking at scholarships,” explains Quinton-Brown, who had to turn down nearly $100,000 in scholarship money to accept the TD scholarship, which sets caps for its recipients in accepting additional offers.
“I think what makes a strong candidate in the race for scholarships will be genuine passion for what they’re doing. If passion is strategy, it isn’t a bad thing.”
Dev Aujla, a one-time super candidate himself, doesn’t see anything wrong with students strategizing to become competitive for these large full-funding scholarships, especially if it leads to community projects that have a positive impact.
He has authored the e-book titled Scholarship Training: A Definitive Guide to Winning Scholarships, and says he has coached several students to win over $250,000 in total scholarship money.
“At the end of the day, you have to do a lot of work to win a scholarship. You have to be doing it for the right reasons,” he says.
Liu, the U of T med student and a graduate of Mary Ward Catholic Secondary School in Scarborough, agrees.
“People realize what it takes to get (a large scholarship) and want to work harder and better,” explains Liu, who also accepted the TD scholarship over other large university offers for his work starting SMARTS, a national youth science network.
“Regardless of what your motivations are, if students actually go through the process of getting involved and do things that make an impact, that alone makes it valuable. No matter what your intentions are, good stuff is going to come out from the work that you do.”
And that work doesn’t necessarily mean having to start charities from scratch, fundraising thousands of dollars, or becoming the next Craig Kielburger.
“There isn’t one type we’re looking for. There has been a trend lately for students to organize fundraisers, and that’s definitely not something we look for,” explains Franca Gucciardi, executive director of the Loran Award Merit Scholarship Foundation, which offers several $75,000 scholarships for high school students every year.
“Students always make assumptions (about what we’re looking for). I would say follow your passion, get involved, and if this is not what you’re about, there will be other scholarships.”
WHAT PATRICK WAS OFFERED
TD Canada Trust Scholarship for Community Leadership: $70,000
University of Toronto National Scholarship: $36,000
Queen’s Chancellor’s Award: $36,000
McGill Major Entrance Scholarship: $20,000
University of Ottawa Entrance Scholarship: $16,000
University of King’s College (University of Western Ontario) Entrance Scholarship: $14,000
TOTAL: $192,000
SCHOLARSHIPS IN CANADA: AN OVERVIEW
Average undergrad tuition: $4,917 (StatsCan)
Type of scholarships: financial need, marks-based, or merit (leadership, extracurricular activities etc.)
In 2007-08, before the economic meltdown, approximately $258 million in merit scholarships were distributed to incoming and current post-secondary students: $13 million from the federal government, $118 million from the provinces, $144 million from post-secondary institutions, and $8 million from the private sector (Source: Higher Education Strategy Associates and Canadian Merit Scholarship Foundation).
Scholarshipscanada.com lists more than 23,896 scholarships in its database
Studentawards.com has more than 500,000 registered users to its website
Some 37 per cent of graduating university students report relying on scholarships to fund their studies, receiving an average of $2,815 (Canadian University Survey Consortium, 2009).
Only 5 per cent of Canadian students received full-funding scholarships for university in 2006 (StatsCan)

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     Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et des expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », «

avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de la direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de la transaction par les actionnaires de The South Financial Group, Inc., la capacité de réaliser les synergies prévues découlant de la transaction selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de la transaction ou de remplir d’autres conditions liées à la transaction selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009, dans le formulaire 40-F, pour La Banque Toronto-Dominion, et dans le rapport annuel de 2009, dans le formulaire 10-K de The South Financial Group, Inc. déposé auprès de la Securities and Exchange Commission (SEC) et disponible sur le site Internet de la SEC (http://www.sec.gov).
     La proposition de fusion entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc. afin qu’ils l’examinent. La Banque Toronto-Dominion a déposé, auprès de la SEC, une déclaration d’enregistrement dans le formulaire F-4 ainsi que la circulaire de sollicitation de procurations ou le prospectus définitifs, et chacune des deux entités, soit La Banque Toronto-Dominion et The South Financial Group, Inc., peut déposer d’autres documents relatifs à la transaction proposée auprès de la SEC. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations ou le prospectus définitifs relatifs à la transaction proposée ainsi que d’autres documents déposés auprès de la SEC, car ils contiennent des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus définitifs, ainsi que d’autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., et ce, sans frais, sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations ou du prospectus définitifs et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations ou le prospectus définitifs peuvent aussi être obtenus, sans frais, en soumettant une demande à The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Investor Relations, 1-866-486-4826, ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et leurs dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à la transaction de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel, dans le formulaire 40-F, pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, et dans son avis de convocation à son assemblée annuelle et dans la circulaire de procuration de son assemblée annuelle de 2010, qui a été déposée auprès de la SEC le 25 février 2010 et dans la déclaration d’enregistrement du formulaire F-4 susmentionnée, qui a été déposée auprès de la SEC le 24 août 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de l’assemblée annuelle de 2010 de The South Financial Group, Inc., qui a été déposée auprès de la SEC le 7avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, sont inclus dans la circulaire de sollicitation de procurations ou le prospectus définitifs et dans d’autres documents pertinents déposés auprès de la SEC.